UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wejo Group Limited

(Name of Issuer)

Common Shares, par value $0.001

(Title of Class of Securities)

G9525W109

(CUSIP Number)

December 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS GENERAL MOTORS HOLDINGS LLC
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,438,927(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,438,927(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,438,927(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	See the Explanatory Note to this Schedule 13G/A.

1.	NAMES OF REPORTING PERSONS GENERAL MOTORS COMPANY
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,438,927(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,438,927(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,438,927(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See the Explanatory Note to this Schedule 13G/A.

EXPLANATORY NOTE

This Schedule 13G/A is being filed as an amendment (the “Amendment”) to the statement on Schedule 13G filed on February 14, 2022, by General Motors Holdings LLC (“GM Holdings”) and General Motors Company (“GM” and, together with GM Holdings, the “Reporting Persons”). As of the date of this Amendment, GM Holdings owns the following securities of Wejo Group Limited (the “Issuer”): (i) 18,781,681 common shares, par value $0.001 per share (the “Common Shares”) as reported on the original Schedule 13G, (ii) a secured convertible note of the Issuer issued December 16, 2022 (the “Convertible Note”), in the aggregate principal amount of $10,000,000 and convertible, in whole or in part, at the option of GM Holdings at a conversion price of $0.80323 per Common Share, subject to adjustment, into, subject to the blocker described below, up to 12,449,734 Common Shares, and (iii) a warrant of the Issuer issued December 16, 2022 (the “Warrant”), exercisable, in whole or in part, at the option of GM Holdings, to purchase, subject to the blocker described below, up to 1,190,476 Common Shares at an exercise price of $0.75112 per Common Share, subject to adjustment.

Each of the Convertible Note and the Warrant contains a “blocker” provision, which prohibits the conversion of any portion of the Convertible Note or the exercise of any portion of the Warrant if, after giving effect to such conversion and/or exercise, the holder together with the other Attribution Parties (as defined in the Convertible Note and the Warrant) would beneficially own in excess of 19.99% of the outstanding Common Shares. As of the date of this Amendment, based on 108,593,517 Common Shares outstanding (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 21, 2022), and 18,781,681 Common Shares owned by GM Holdings and any Attribution Parties, the Convertible Note could be converted, and the Warrant could be exercised, for an aggregate of 3,657,246 Common Shares. Accordingly, this Amendment is being filed to report beneficial ownership by the Reporting Persons of an aggregate of 22,438,927 Common Shares.

GM Holdings is a direct, wholly owned subsidiary of GM, and GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings. GM disclaims beneficial ownership of any Common Shares other than to the extent it may have a pecuniary interest therein.

Item 1.

(a)	Name of Issuer:	Wejo Group Limited

(b)	Address of Issuer’s Principal Executive Offices:	Canon’s Court 22 Victoria Street Hamilton Bermuda

Item 2.

(a)	Name of Person Filing:	This statement is filed by (i) General Motors Holdings LLC (“GM Holdings”) and (ii) General Motors Company (“GM”). The foregoing are collectively referred to herein as the “Reporting Persons.” GM Holdings is a direct, wholly owned subsidiary of GM.

(b)	Address of Principal Business Office or, if None, Residence:	The principal business office of each of the Reporting Persons is 300 Renaissance Center, Detroit, MI, 48265.

(c)	Citizenship:	GM Holdings is a Delaware limited liability company. GM is a Delaware corporation.

(d)	Title of Class of Securities:	Common Shares, par value $0.001 per share

(e)	CUSIP Number:	G9525W109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	22,438,927 for all Reporting Persons

(b)	Percent of class:	19.99% for all Reporting Persons

Calculation of percentage of beneficial ownership is based on 108,593,517 Common Shares outstanding (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on November 21, 2022).

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:	22,438,927 for all Reporting Persons

(iii) Sole power to dispose or to direct the disposition of:	0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:	22,438,927 for all Reporting Persons

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Items 6–9	Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary